Exhibit 99.1

CORPORATE RELEASE	12 November 2026

Club Statement on Michael Carrick

MANCHESTER, England – (BUSINESS WIRE) – 12 November 2026 – Manchester United plc (NYSE: MANU), can confirm that Michael Carrick has departed his role as men’s first team head coach.

Michael rejoined the club in January and guided the team to a third placed Premier League finish by winning 12 out of the remaining 17 games of the 2025/26 season, accumulating the highest points tally in the league during that period.

After a disappointing start to the season, the club has come to the extremely difficult conclusion that a change is necessary in order to achieve our ambitions.

Michael is, and always will be, a Manchester United legend. Just as he did as a player, he has conducted himself with the highest standards of dedication and professionalism throughout his time back with the club. His leadership and achievements last season will always be fondly remembered.

The club intends to appoint a permanent successor as quickly as possible.

Contacts

Investors:	Media:
Roger Bell	Toby Craig
Chief Financial Officer	Chief Communications Officer
Roger.Bell@manutd.co.uk	Toby.Craig@manutd.co.uk

Tom Packer
Head of External Reporting & Investor Relations
Tom.Packer@manutd.co.uk